Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

April 14, 2021

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 46 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. Lithotomos:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on March 31, 2021 with respect to the Amendment and the Trust’s series, American Customer Satisfaction ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.With regard to a Rule 12b-1 plan, if the Trust does not have a Rule 12b-1 plan, please remove this line item from the Fees and Expense Table.
Response: The Trust notes that the Board has adopted a Rule 12b-1 plan for the Trust, but the Fund does not currently impose Rule 12b-1 fees. Disclosure regarding the Rule 12b-1 plan is currently included in the section of the Prospectus titled “Distribution.”
2.With regard to the Fund’s index provider, please clarify in the disclosure that the index provider created and maintains the underlying index. Please also disclose any affiliations with the Fund’s investment adviser.
Response: The requested change has been made. CSat Investment Advisory, L.P., doing business as Exponential ETFs, the index provider to the Fund, is not affiliated with the Fund’s investment adviser and, therefore, no additional disclosures are necessary.
3.Please consider re-ordering the principal risks in Item 4 and Item 9 of Form N-1A in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.

4.With regard to the past performance of the Predecessor Fund, if the standardized SEC method was not used to calculate the past performance, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method. The Fund need not discuss how the method differs from the standardized SEC method.
Response: The Trust confirms that the past performance of the Predecessor Fund was calculated using standardized SEC methods.
5.Please represent supplementally that the Fund has the records necessary to support the calculation of the past performance of the Predecessor Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.
Response: The Trust confirms that the Fund has the records necessary to support the calculation of the past performance of the Predecessor Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.
6.With respect to the “Additional Information about the Fund - Investment Objective” section, please include that a “60 day” written notice will be provided to shareholders upon a change in investment objective.
Response: The Trust is not aware of any statute, rule, or written guidance from the Commission or the Staff that would require disclosure of a specific notice period regarding a change in investment objective. However, the Trust confirms that it will give reasonable notice to shareholders of a change to the Fund’s investment objective.
7.Please confirm that all bracketed items have been completed.
Response: The Trust so confirms.
8.Please consider including a cyber security risk factor in the prospectus.
Response: The Trust supplementally notes that a “Cyber Security Risk” risk factor is included in the section of the Statement of Additional Information titled “Additional Information About Investment Objectives, Policies, and Related Risks.” The Trust will add corresponding risk disclosure to the Prospectus.
9.Please confirm that exhibits to the filing will comply with the hyperlinking requirements under the Fixing America’s Surface Transportation (FAST) Act.
Response: The Trust so confirms.
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

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